Exhibit 99.1
Explanation of Responses

(1)
Pursuant to that certain Credit Support Agreement (the ”Credit Support Agreement”), dated as of January 27, 2010, by and among Sector Performance Fund, LP (“Sector Performance Fund”), SPF SBS LP (“SPF,” and together with Sector Performance Fund, the “Credit Support Parties”), Unitek Holdings, Inc. (“Unitek”) and the Issuer (together with Unitek, the “Obligors”), the Obligors agreed to pay the Credit Support Parties a credit support fee (the “Credit Support Fee”) in exchange for the Credit Support Parties’ continued guaranty of Unitek’s performance under its credit facility with BMO Capital Markets Financing, Inc. (the “BMO Loan”).  The Credit Support Fee is equal to 6% annually on the aggregate of the outstanding principal amount and interest payable under the BMO Loan and is payable quarterly in arrears in cash or, at the option of the Issuer (with the consent of its Special Committee), in shares of the Issuer’s Series B Convertible Preferred Stock (“Series B Preferred”).  In accordance with the Credit Support Agreement, the Issuer paid the portion of the Credit Support Fee due and owing for the second quarter of 2010 by issuing 8,896 shares of Series B Preferred to the Credit Support Parties (8,367 shares of which were issued to Sector Performance Fund and 529 shares of which were issued to SPF).

(2)
Each share of the Issuer’s Series B Preferred is convertible, at the option of the holder thereof, into 50 shares of the Issuer’s Common Stock, subject to customary structural anti-dilution adjustments for stock splits, dividends and similar events.

(3)
The reporting person holds a direct or indirect interest in the Credit Support Parties and HM Unitek Coinvest, LP (collectively, the ”Investment Funds”), which funds now beneficially own an aggregate of 232,991 shares of Series B Preferred.  In addition, the reporting person is an executive officer and member of Sector Performance LLC, which is the direct or indirect general partner of the Investment Funds (the “General Partner”).  As a result of the foregoing, the reporting person may be deemed to beneficially own all or a portion of the shares of Series B Preferred beneficially owned by the Investment Funds.  In addition, the reporting person is a member of a six-person committee (consisting of the reporting person, Peter S. Brodsky, Jason H. Downie, Edward Herring, John R. Muse and Andrew Rosen) that exercises, on behalf of the General Partner, voting and dispositive powers over the securities held by each Investment Fund.  No single member of the committee has sole dispositive and/or voting power over the securities held by the Investment Funds.  The reporting person disclaims the existence of a group and disclaims beneficial ownership of shares of Series B Preferred not owned of record by him, except to the extent of any pecuniary interest therein.